Exhibit 99.1

NEWS RELEASE

Trading Symbol	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP WON AUCTION TO ACQUIRE
THE KUANPING SILVER-LEAD-ZINC-GOLD PROJECT, HENAN PROVINCE, CHINA

VANCOUVER, British Columbia – October 13, 2021 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) is pleased to announce that the Company, through a 100% subsidiary of Henan Found Mining Co. Ltd. (“Henan Found”), Silvercorp’s 77.5% subsidiary, has won an online open auction to acquire a 100% interest in the Kuanping silver-lead-zinc-gold project (the “Kuanping Project”). The Kuanping Project is located in Shanzhou District, Sanmenxia City, Henan Province, approximately 33 kilometres (“km”) north of the Company’s Ying Mining District and 30 km west of the Zhonghe Project.

Auction Details and Payments

  The auction was for a 100% interest in the shares of Shanxian Xinbaoyuan Mining Co. Ltd. (“Xinbaoyuan”), an affiliate of a Henan Provincial government-controlled company located in Sanmenxia City, Henan Province. The only asset held by Xinbaoyuan is the Kuanping Project.

  The base auction price for Xinbaoyuan was US$8.1 million (RMB¥52.5 million) plus the assumption of US$2.1 million (RMB¥13.3 million) debt (the “Debt”) of Xinbaoyuan. The final winning auction price was US$11.4 million (RMB¥73.5 million) plus the assumption of the Debt for a total US$13.5 million (RMB¥86.8 million).

  Henan Found is required to: (a) enter into a share transfer agreement within three business days after the auction, and (b) make the above payment within five business days after the execution of the share transfer agreement.

The Kuanping Project

The Kuanping Project covers an area of 12.39 km2, being approximately 3 km wide (east-west) and 5 km long (north-south). The Project’s exploration rights are currently in a reservation period in accordance with China’s mining law, and the Company is in a position to apply for the mining permit. Once the mining permit is granted, then the environmental permit can be applied for.

Previous exploration activities completed include 1,458 metres (“m”) of adits, 3,387 m3 of trenching, and 11,759 m of diamond drilling in 52 diamond drill holes between 2006 and 2013 focused on the 1 km by 1 km northwest corner of the project area. Exploration has defined six silver-lead-zinc vein structures and one gold-silver vein structure. The most explored vein structures are K3 and K4. K3 dips 25 - 55° to the north-northwest, and extends 600 m along strike and 400 m down-dip from surface, while K4 dips 35 - 65° to the northwest, and extends 960 m along strike and 540 m down-dip from surface. K3, K4 and a majority of other veins are still open along strike and at depth.

Based on the drill grid spacing of 68 m to 170 m along strike, and 45 m to 230 m down dip, mineral resources for silver, lead, zinc, and gold were estimated in 2013 by the Geological Brigade No. 1 of Henan Province Non-ferrous Metals Geological and Mineral Resources Bureau using Chinese standards (not NI 43-101 compliant), and were posted on the auction website. The mineral rights fee related to the estimated mineral resources, with a calculated value of US$5.4 million (RMB¥34.8 million) based on current regulations, has been previously paid in full.

Highlights of selected drill hole intercepts (see Table 1 for details):

  Hole ZK40305 intercepted a 4.15 m interval from 179.49 m, grading 536 grams per tonne (“g/t”) silver (“Ag”), 2.47 g/t gold (“Au”), 2.05% lead (“Pb”), and 8.00% zinc (“Zn”);

  Hole ZK30703 intercepted a 0.23 m interval from 131.45 m, grading 1,462 g/t Ag, 0.69 g/t Au, 0.84% Pb, and 1.41% Zn;

  Hole ZK41501 intercepted a 0.36 m interval from 100.63 m, grading 1,561 g/t Ag, 5.98 g/t Au, 9.09% Pb, and 14.14% Zn;

  Hole ZK41105 intercepted a 0.48 m interval from 215.77 m, grading 848 g/t Ag, 10.00 g/t Au, 9.82% Pb, and 7.92% Zn; and

  Hole ZK40311 intercepted a 0.43 m interval from 348.33 m, grading 92 g/t Ag, 8.78 g/t Au, 9.25% Pb, and 4.5% Zn.

Table 1. 27 Drill Holes that Intercepted Significant Silver Grades

Hole ID	From (m)	To (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Vein
ZK0001	122.47	122.74	0.27	0.25	477	3.06	0.56	0.26	K1
ZK0003	202.18	202.38	0.20	0.19	525	0.47	1.81	0.32	K1
ZK0801	122.77	123.00	0.23	0.20	1177	1.12	1.21	0.88	K1
ZK0802	107.90	108.42	0.52	0.40	219	0.68	2.39	0.05	K1
ZK0805	86.83	87.06	0.23	N/A [1]	237	0.27	0.11	0.05	N/A [2]
ZK20001	165.00	165.48	0.48	0.42	517	0.42	1.57	0.05	K2
ZK20701	132.09	132.47	0.42	0.40	239	0.20	0.46	0.05	K2
ZK30003	174.01	174.44	0.43	0.40	332	0.29	3.20	0.05	K3
ZK30011	126.96	127.41	0.45	N/A	371	0.18	0.86	0.05	N/A
ZK30703	131.45	131.68	0.23	0.21	1,462	0.84	1.41	0.69	K3
ZK30801	114.81	115.14	0.33	0.33	249	0.32	2.01	0.16	K3
ZK30803	128.29	128.51	0.22	0.21	1,111	2.12	3.06	0.59	K3
ZK30803	129.86	130.63	0.77	0.75	338	1.39	2.45	0.15	K4

ZK30805	221.38	222.14	0.76	0.76	424	1.25	2.35	0.27	K3
ZK31601	93.22	93.51	0.29	0.27	311	0.29	2.00	0.05	K3
ZK31611	195.75	196.55	0.80	0.78	234	3.35	2.60	0.65	K3
ZK40303	124.17	124.45	0.28	0.28	293	2.44	1.69	1.15	K4
ZK40305	179.49	183.64	4.15	3.19	536	2.05	8.00	2.47	K4
ZK40811	221.69	221.97	0.28	0.26	395	1.41	6.19	0.07	K4
ZK41101	108.18	110.91	2.73	1.98	45	0.16	0.85	0.05	K4
incl	108.18	108.49	0.31	0.22	218	0.29	2.96	0.05	K4
ZK41103	152.13	155.18	3.05	1.64	59	0.28	0.75	0.34	K4
incl	153.64	154.02	0.38	0.20	244	0.38	1.55	2.00	K4
ZK41105	215.77	216.25	0.48	0.42	848	9.82	7.92	10.00	K4
ZK41501	78.35	78.85	0.50	0.44	528	0.72	0.94	0.05	K4
and	100.63	100.99	0.36	N/A	1,561	9.09	14.14	5.98	N/A
ZK41503	111.19	111.50	0.31	0.21	604	1.06	3.19	0.05	K4
ZK41511	294.61	295.82	1.21	0.97	219	1.43	8.91	0.96	K4
ZK41907	218.07	218.37	0.30	0.20	431	1.37	5.57	2.65	K4
ZKM0701	113.37	114.56	1.19	1.14	349	0.61	0.48	0.21	K3
ZK40311	348.33	349.78	1.45	1.25	33	3.15	1.57	2.85	K4
incl	348.33	348.76	0.43	0.37	92	9.25	4.50	8.78	K4
[1]	true width unknown
[2]	new veins with no name assigned

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2021 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms “proven mineral reserve”, “probable mineral reserve” and “mineral reserves” used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the “CIM Definition Standards”), which definitions have been adopted by NI 43-101. Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be “substantially similar” to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.